SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

                               (Amendment No. 4)(1)

                               eMagin Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29076N 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                             Frank S. Vellucci, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 3, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP No. 29076N 10 7                 13D
---------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stillwater LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                    (b) [x]
--------- ----------------------------------------------------------------------
   3       SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                12,650,841(1)
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               0
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            12,650,841(1)
                    ------- --------------------------------- ------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            1,935,364(2)
------------------- ------- --------------------------------- ------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,586,205
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.0%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------


(1) Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated November 27, 2001, as amended, January 14, 2002, as amended, June 26, 2002, April 25, 2003 and March 3, 2004.

(2) The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

---------------------
CUSIP No. 29076N 10 7                 13D
---------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ginola Limited
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                    (b) [x]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Isle of Man
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                4,849,047(3)
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               0
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            4,849,047(3)
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            3,101,503(4)
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,950,550
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------


(3) Consists of aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated November 27, 2001, as amended, January 14, 2002, as amended, April 25, 2003 and March 3, 2004.

(4) Consists of shares of Issuer's Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

---------------------
CUSIP No. 29076N 10 7
---------------------


     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed by Stillwater LLC, a Delaware limited liability company ("Stillwater") and Ginola Limited, a company organized in Isle of Man ("Ginola" and, together with Stillwater, the "Reporting Persons"), to amend the Schedule 13D (the "Schedule 13D") originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004 and Amendment No. 3 to the Schedule 13D filed April 30, 2004 with respect to beneficial ownership of common stock, $0.001 par value per share (the "Common Stock"), of eMagin Corporation ("eMagin" or "Issuer"), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 2070 Route 52, Hopewell Junction, New York 12533.

     In accordance with Exchange Act Rule 13d-2, this Amendment No. 4 amends and supplements only information that has materially changed since the April 30, 2004 filing of Amendment No.3 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                                       Common Stock                  Percent
                                     Beneficially Owned              of Class
                                     ------------------              --------
(a)    Stillwater (1)                  14,586,205                     17.0%
       Ginola (3)                       7,299,750                      9.7%

                                       Common Stock                  Percent
(b)    Stillwater                    Beneficially Owned              of Class
                                     ------------------              --------
       Sole Voting Power (1)           12,650,841                     14.8%
       Shared Voting Power                  - 0 -                        0%
       Sole Dispositive Power (1)      12,650,841                     14.8%
       Shared Dispositive Power (2)     1,935,364                      2.4%

                                       Common Stock                  Percent
       Ginola                        Beneficially Owned              of Class
                                     ------------------              --------
       Sole Voting Power (3)           4,849,047                      6.0%
       Shared Voting Power                 - 0 -                        0%
       Sole Dispositive Power (3)      4,849,047                      6.0%
       Shared Dispositive Power (4)    3,101,503                      3.9%

--------------------------------


(1) Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated November 27, 2001, as amended, January 14, 2002, as amended, June 26, 2002, April 25, 2003 and March 3, 2004.

(2) The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

(3) Consists of aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated November 27, 2001, as amended, January 14, 2002, as amended, April 25, 2003 and March 3, 2004.

(4) Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

---------------------
CUSIP No. 29076N 10 7
---------------------


         (c) Since the filing of Amendment No.3 to Schedule 13D on April 30, 2004 the following transactions were effected:

              (i) A corporation, in which its investment manager is the sole member of Stillwater, purchased from the Issuer 594,838 shares of Issuer's Common Stock for $1.05 per share in a private placement. In addition, such corporation received 297,419 Warrants with an exercise price of $1.21 per share, however, such Warrants are not exercisable until April 25, 2005;

              (ii) Ginola purchased from the Issuer 594,838 shares of Issuer's Common Stock for $1.05 per share in a private placement. In addition, Ginola received 297,419 Warrants with an exercise price of $1.21 per share, however, such Warrants are not exercisable until April 25, 2005; and

              (iii) A trustee, which has similar directors as Ginola, purchased from the Issuer 650,800 shares of Issuer's Common Stock for $1.05 per share in a private placement. In addition, such trustee received 325,400 Warrants with an exercise price of $1.21 per share, however, such Warrants are not exercisable until April 25, 2005. This disclosure shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

         (d) Not applicable.

         (e) Not applicable.

Item 7.  To Be Filed as Exhibits.




Exhibit No.         Description                                         Page
-----------         -----------                                         ----
   1                Agreement of Reporting Persons to file joint         7
                    statement on Schedule 13D

---------------------
CUSIP No. 29076N 10 7
---------------------


                                   Signatures

     After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 Date:  November 5, 2004


                                       STILLWATER LLC


                                       By:  /s/ Mortimer D.A. Sackler
                                          --------------------------------------
                                          Name:  Mortimer D.A. Sackler
                                          Title: President


                                       GINOLA LIMITED


                                       By:  /s/ Jonathan G. White
                                          --------------------------------------
                                          Name:  Jonathan G. White
                                          Title: Director

                                                                      EXHIBIT 1
                                                                      ---------
---------------------
CUSIP No. 29076N 10 7
---------------------

                             JOINT FILING AGREEMENT

                             Dated as of May 5, 2003

     This will confirm the agreement by and among all the undersigned that the
Schedule 13D filed on or about this date and any amendments thereto (the "Schedule 13D") with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $0.001 per share, of eMagin Corporation is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"). Each of the undersigned persons hereby disclaims being a member of a group and also disclaims beneficial ownership of the securities in eMagin Corporation beneficially owned and/or held by the other person. The information set forth in the Schedule 13D shall not be deemed an admission by either of the undersigned persons that such person is a member of a group or that such person is the beneficial owner of securities beneficially owned and/or held by the other undersigned person for purposes of Sections 13(d) and 13(g) of the Act or any other purpose.

     This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of date first written above.



                                       STILLWATER LLC


                                       By:  /s/ Mortimer D.A. Sackler
                                          --------------------------------------
                                          Name:  Mortimer D.A. Sackler
                                          Title: President


                                       GINOLA LIMITED


                                       By:  /s/ Emma de Ste. Croix
                                          --------------------------------------
                                          Name:  Emma de Ste. Croix
                                          Title: Alternate Director